UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: December 2025	Commission File Number: 1-14830
GILDAN ACTIVEWEAR INC.

(Translation of registrant’s name into English)
600 de Maisonneuve Boulevard West
33rd Floor
Montréal, Québec
Canada H3A 3J2

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐   Form 40-F ☒

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GILDAN ACTIVEWEAR INC.
Date: December 15, 2025	By:	/s/ Isabelle Papillon Name: Isabelle Papillon Title: Corporate Secretary

EXHIBIT INDEX
Exhibit	Description of Exhibit
99.1	Business Acquisition Report, dated December 15, 2025